SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL receives Boeing aircraft with improved engine performance
From now on, all 737 Next Generation deliveries will be equipped with a package to reduce fuel consumption

São Paulo, August 9, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL),(S&P/Fitch: BB-/BB-,Moody’s: Ba3), the largest low-cost and low-fare airline in Latin America, took delivery of its first Boeing 737 Next Generation aircraft with CFM56-7BE engines, which were developed with turbine pressure changes and other improvements that reduce drag, reducing friction of the aircraft with the air, cutting fuel consumption up to 2% over the currently-used CFM56-7B1 engines.

“GOL continues to do everything possible to diminish fuel consumption and emissions, further reducing its operating costs”, pointed out Adalberto Bogsan, GOL’s Technical Vice-President.

“GOL continues to show its leadership throughout the world’s airlines,” said Van Rex Gallard, vice president of Boeing Sales for Latin America, Africa, and the Caribbean. “In just its first 10 years of operation, GOL has entered the ranks of the world’s top five 737 operators and is included in the exclusive club of airlines with at least 200 737 airplanes in its fleet including the airline’s current operating fleet and backlog of more than 90 737s.”

The new engine is part of the performance improvement package Boeing began testing in 737 aircraft in November 2010 in order to reduce fuel consumption. The manufacturer will also be adding other new features focused on the efficient use of jet fuel as early as 2012. Boeing’s constant efforts to improve the operation of its 737NGs have already resulted in fuel savings of 4 to 6 percent since the first aircraft was delivered in 1998.

More comfort

GOL’s first aircraft with the new engines (PR-GUI) is also the 100th equipped with the innovative Boeing Sky Interior to be delivered to the market. The new design features futuristic lighting and architecture, creating a unique traveling experience. Passengers will be able to take advantage of a more open cabin and a calm blue sky projected onto the ceiling via light-emitting diode (LED). The new interior also features modern sculpted side walls and internal window frames that have been modified to improve passengers’ angle of vision.

Sky Interior also offers more spacious baggage compartments, so that travelers can keep their cases closer to their seats. The technology of these compartments also allows passengers to stow and remove their belongings more rapidly, reducing or eliminating the line in the corridor when embarking and disembarking.

Contact

Investor Relations

Leonardo Pereira – CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.